October 6, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: NEOS ETF Trust
Issuer CIK: 0001848758
Issuer File Number: 333-253997/811-23645
Form Type: 8-A12B
Filing Date: October 6, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of NEOS Silver High Income ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications